FOR IMMEDIATE RELEASE	April 27, 2015

Micromem files S8 Registration Statement

Toronto, New York, April 27, 2015: On April 17, 2015 Micromem Technologies Inc. (CSE: MRM) (OTCQX: MMTIF) (“Micromem”) (“the Company”) filed an S8 Registration Statement “S8” to register director and employee stock options that were originally awarded under the Company’s stock option plan as ratified by the shareholders in June 2007 and again, in January 2015 at the Annual and Special meeting of the Shareholders.

The “S8” format requires “prospectus like disclosure” for registration purposes. The “S8” was not filed to clear common shares for financings or private placements. Currently, the Company has no plans to raise further funds by way of private placements.

Micromem recently received a payment from one of its clients in excess of USD $400,000 tied to the successful completion of another development milestone with that client, to date Micromem has received in excess of USD $2,000,000 in payments under these development agreements. As Micromem continues working with its development partners, it will achieve further development milestones and realize additional payments from its clients.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes the specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for healthcare/biomedical, natural resource exploration, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

Listing: NASD OTCQX-Bulletin Board - Symbol: MMTIF
               CSE - Symbol: MRM
Shares issued: 191,995,600
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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